UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 25)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 17 Pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 17 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,059,650 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 1,810,000 shares of Class A Common Stock and 33,380,690 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 1,059,650 shares of Class A Common Stock and 44,302,210 shares of Class B Common Stock (1)(4)
	10.	Shared dispositive power 1,310,000 shares of Class A Common Stock (1)(5)
11.	Aggregate amount beneficially owned by each reporting person 2,869,650 shares of Class A Common Stock and 44, 302,210 shares of Class B Common Stock (1)(3)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.7% (1)(6)(7)(8)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 1,059,650 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund, a California nonprofit public benefit corporation and a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Dolby Family Fund”). Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 1,810,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 22,374,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 11,006,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, (i) has shared voting power over all 1,810,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors, and (ii) has shared dispositive power over 1,310,000 of the shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with disposition decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 1,059,650 shares of Class A Common Stock held of record by the Dolby Family Fund, (ii) 22,374,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iii) 11,006,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (iv) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (v) 663,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vi) 1,473,301 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (vii) 1,474,365 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (viii) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), and (ix) 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, dated March 23, 2016 (the “Dagmar Dolby 2016 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust, and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Consists of 1,310,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, (i) has shared voting power over all 1,810,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors, and (ii) has shared dispositive power over 1,310,000 of the shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with disposition decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(6)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 47.4%. Dagmar Dolby’s percentage ownership of Class B Common Stock is 97.0%.
(7)	The shares represented in Row 11 represent 87.1% of the total voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 65.7% of the total voting power of the Class A Common Stock and Class B Common Stock.
(8)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 22,374,496 shares of Class B Common Stock (9)(10)
	9.	Sole dispositive power 22,374,496 shares of Class B Common Stock (9)(10)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 22,374,496 shares of Class B Common Stock (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.2% (9)(11)(12)(13)
14.	Type of reporting person (see instructions) OO

(9)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(10)	Consists of 22,374,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(11)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 28.8%. The Marital Trust’s percentage ownership of Class B Common Stock is 49.0%.
(12)	Represents 43.7% of the total voting power of the Class A Common Stock and Class B Common Stock.
(13)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 11,006,194 shares of Class B Common Stock (14)(15)
	9.	Sole dispositive power 11,006,194 shares of Class B Common Stock (14)(15)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 11,006,194 shares of Class B Common Stock (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.9% (14)(16)(17)(18)
14.	Type of reporting person (see instructions) OO

(14)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(15)	Consists of 11,006,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(16)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 16.6%. The Dagmar Dolby Trust’s percentage ownership of Class B Common Stock is 24.1%.
(17)	Represents 21.5% of the total voting power of the Class A Common Stock and Class B Common Stock.
(18)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 160,592 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 160,592 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(20)	Consists of 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(21)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 0.3%. The Ray Dolby 2002 Trust A’s percentage ownership of Class B Common Stock is 0.4%.
(22)	Represents 0.3% of the total voting power of the Class A Common Stock and Class B Common Stock.
(23)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 663,262 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 663,262 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(25)	Consists of 663,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(26)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 1.2%. The Ray Dolby 2002 Trust B’s percentage ownership of Class B Common Stock is 1.5%.
(27)	Represents 1.3% of the total voting power of the Class A Common Stock and Class B Common Stock.
(28)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,473,301 shares of Class B Common Stock (29)(30)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,473,301 shares of Class B Common Stock (29)(30)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.5% (29)(31)(32)(33)
14.	Type of reporting person (see instructions) OO

(29)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(30)	Consists of 1,473,301 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(31)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2011 Trust A is 2.6%. The Ray Dolby 2011 Trust A’s percentage ownership of Class B Common Stock is 3.2%.
(32)	Represents 2.9% of the total voting power of the Class A Common Stock and Class B Common Stock.
(33)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,474,365 shares of Class B Common Stock (34)(35)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,474,365 shares of Class B Common Stock (34)(35)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.5% (34)(36)(37)(38)
14.	Type of reporting person (see instructions) OO

(34)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(35)	Consists of 1,474,365 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(36)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2011 Trust B is 2.6%. The Ray Dolby 2011 Trust B’s percentage ownership of Class B Common Stock is 3.2%.
(37)	Represents 2.9% of the total voting power of the Class A Common Stock and Class B Common Stock.
(38)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 17 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (39)(40)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (39)(40)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (39)(40)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5% (39)(41)(42)(43)
14.	Type of reporting person (see instructions) OO

(39)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(40)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(41)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Family LLC is 4.3%. The Family LLC’s percentage ownership of Class B Common Stock is 5.5%.
(42)	Represents 4.9% of the total voting power of the Class A Common Stock and Class B Common Stock.
(43)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 17 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB dated March 23, 2016
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 4,650,000 shares of Class B Common Stock (44)(45)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,650,000 shares of Class B Common Stock (44)(45)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (44)(46)(47)(48)
14.	Type of reporting person (see instructions) OO

(44)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(45)	Consists of 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2016 Trust BB.
(46)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2016 Trust BB is 7.8%. The Dagmar Dolby 2016 Trust BB’s percentage ownership of Class B Common Stock is 10.2%.
(47)	Represents 9.1% of the total voting power of the Class A Common Stock and Class B Common Stock.
(48)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 17 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,883,893 shares of Class B Common Stock (49)(50)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,883,893 shares of Class B Common Stock (49)(50)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9% (49)(51)(52)(53)
14.	Type of reporting person (see instructions) IN

(49)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(50)	Consists of (i) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 1,473,301 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, and (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(51)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 5.0%.Thomas E. Dolby’s percentage ownership of Class B Common Stock is 6.3%.
(52)	Represents 5.6% of the total voting power of the Class A Common Stock and Class B Common Stock.
(53)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 17 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 49,627 shares of Class A Common Stock and 8,037,627 shares of Class B Common Stock (54)(55)
	8.	Shared voting power 33,380,690 shares of Class B Common Stock (54)(56)
	9.	Sole dispositive power 49,627 shares of Class A Common Stock (54)(57)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 49,627 shares of Class A Common Stock and 41,418,317 shares of Class B Common Stock (54)(55)(56)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.1% (54)(58)(59)(60)
14.	Type of reporting person (see instructions) IN

(54)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(55)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after September 12, 2016, (iii) 663,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv)1,474,365 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC and (vi) 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(56)	Consists of (i) 22,374,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 11,006,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(57)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby and (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after September 12, 2016.
(58)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 42.9%. David E. Dolby’s percentage ownership of Class B Common Stock is 90.7%.
(59)	Represents 80.9% of the total voting power of the Class A Common Stock and Class B Common Stock.
(60)	Based on 55,272,713 shares of Class A Common Stock and 45,682,736 shares of Class B Common Stock outstanding on July 29, 2016.

Page 13 of 17 Pages

Explanatory Note:

This Amendment No. 25 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014, Amendment No. 12 thereto filed with the Commission on October 14, 2014, Amendment No. 13 thereto filed with the Commission on February 27, 2015, Amendment No. 14 thereto filed with the Commission on April 29, 2015, Amendment No. 15 filed with the Commission on November 2, 2015, Amendment No. 16 filed with the Commission on December 29, 2015, Amendment No. 17 filed with the Commission on February 16, 2016, Amendment No. 18 filed with the Commission on March 1, 2016, Amendment No. 19 filed with the Commission on March 15, 2016, Amendment No. 20 filed with the Commission on March 24, 2016, Amendment No. 21 filed with the Commission on May 13, 2016, Amendment No. 22 filed with the Commission on June 10, 2016, Amendment No. 23 filed with the Commission on August 16, 2016 and Amendment No. 24 filed with the Commission on August 29, 2016. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (x) the Family LLC, and (xi) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 5.	Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety to read in full as follows:

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on August 26, 2016, the day immediately following the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on September 12, 2016, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2016 Trading Plans.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed with the Commission on June 10, 2016).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Page 14 of 17 Pages

Exhibit 11:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2016 Trust BB (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed with the Commission on March 24, 2016).

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 13, 2016.

DAGMAR DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2016 TRUST BB DATED MARCH 23, 2016

By:	*
Name: Dagmar Dolby
Title: Trustee

		*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP,
as Attorney-in-Fact

Page 16 of 17 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share of Class A Common Stock (1)
Ray Dolby 2011 Trust A	8/26/2016	25,000	$49.8794	(2)
Ray Dolby 2011 Trust B	8/26/2016	25,000	$49.8803	(3)
Ray Dolby 2011 Trust A	8/29/2016	25,000	$49.8535	(4)
Ray Dolby 2011 Trust B	8/29/2016	25,000	$49.8557	(5)
Ray Dolby 2011 Trust A	8/30/2016	21,600	$49.2375	(6)
Ray Dolby 2011 Trust A	8/30/2016	3,400	$49.9246	(7)
Ray Dolby 2011 Trust B	8/30/2016	21,700	$49.2428	(8)
Ray Dolby 2011 Trust B	8/30/2016	3,300	$49.9356	(9)
Ray Dolby 2011 Trust A	8/31/2016	25,000	$48.6509	(10)
Ray Dolby 2011 Trust B	8/31/2016	25,000	$48.6528	(11)
Ray Dolby 2011 Trust A	9/1/2016	25,000	$48.7983	(12)
Ray Dolby 2011 Trust B	9/1/2016	25,000	$48.7955	(13)
Ray Dolby 2011 Trust A	9/2/2016	25,000	$49.3160	(14)
Ray Dolby 2011 Trust B	9/2/2016	25,000	$49.3156	(15)
Ray Dolby 2011 Trust A	9/6/2016	25,000	$49.6025	(16)
Ray Dolby 2011 Trust B	9/6/2016	25,000	$49.6016	(17)
Ray Dolby 2011 Trust A	9/7/2016	25,000	$49.8400	(18)
Ray Dolby 2011 Trust B	9/7/2016	25,000	$49.8364	(19)
Ray Dolby 2011 Trust A	9/8/2016	24,418	$49.9459	(20)
Ray Dolby 2011 Trust B	9/8/2016	24,420	$49.9445	(21)
Ray Dolby 2002 Trust A	9/9/2016	49,800	$49.0485	(22)
Ray Dolby 2002 Trust A	9/9/2016	200	$49.6800
Ray Dolby 2002 Trust A	9/12/2016	50,000	$48.5349	(23)

Page 17 of 17 Pages

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.60 to $50.19 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.60 to $50.19 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.74 to $50.03 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.74 to $50.04 per share.
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.81 to $49.77 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.82 to $50.05 per share.
(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.80 to $49.76 per share.
(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.88 to $49.97 per share.
(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.475 to $49.00 per share.
(11)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.475 to $49.00 per share.
(12)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.595 to $49.12 per share.
(13)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.58 to $49.07 per share.
(14)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.96 to $49.525 per share.
(15)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.91 to $49.525 per share.
(16)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.38 to $49.99 per share.
(17)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.36 to $49.98 per share.
(18)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.62 to $50.095 per share.
(19)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.62 to $50.095 per share.
(20)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.66 to $50.065 per share.
(21)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $49.66 to $50.07 per share.
(22)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.66 to $49.65 per share.
(23)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $48.30 to $48.86 per share.